UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

9 July 2003

BLUE SQUARE – ISRAEL LTD.

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	[X]	Form 40-F	[ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	[ ]	No	[X]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE – ISRAEL LTD.

By:

Iris Penso, Adv. General Counsel & Corporate Secretary

Date: 9 July 2003

SIGNATURES

9 July 2003

Contact:
Blue Square-Israel Ltd.
Iris Penso
General Counsel & Corporate Secretary
Telephone: 972-3-9282670
Fax: 972-3-9282498
Email: ipenso@coop.co.il

Petition to Approve Class Action Filed Against Blue Square-Israel

ROSH HAAYIN, Israel, July 8 — Blue Square-Israel Ltd. (NYSE: — “Blue Square”), announced today that it had received a copy of a claim and a petition to approve a class action, which had been filed against Blue Square and its subsidiaries, The Blue Square Chain Investments & Properties Ltd. and The Blue Square Chain (Hyper Hyper) Ltd., on June 23 with the District Court in Tel Aviv-Yafo. The petitioners allege that these companies, when charging for goods purchased by weight in their stores, round the amounts due by customers in a manner that contravenes the Israeli Consumer Protection Act of 1981 and other applicable law. The claimants are claiming an aggregate of NIS 25 million against the companies.

Blue Square is now in the process of examining the claim and the petition.

Blue Square-Israel Ltd is a leading retailer in Israel. A pioneer of modern food retailing in the region, Blue Square currently operates [162] supermarkets under different formats, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.coop.co.il.

The statements contained in this release, except for historical facts, which are forward-looking with respect to plans, projections, or future performance of the Company, involve certain risks and uncertainties. Potential risks and uncertainties include, but are not limited to, risk of markets acceptance, the effect of economic conditions, the impact of competitive pricing, supply constrains, the effect of the Company’s accounting policies, as well as certain other risks and uncertainties which are detailed in the Company’s filings with the Securities and Exchange Commission, particularly the prospectus for its public offering in July, 1996.